OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-49877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Siebert Williams Shank & Co., LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Wall St., 18th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Diaz	(646)775-4842	ddiaz@siebertwilliams.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grassi Advisors & Accountants
(Name – if individual, state last, first, and middle name)

750 Third Avenue, 28th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/22/2003	606
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Suzanne Shank _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Siebert Williams Shank & Co., LLC _____, as of 12/31 _____, 2023 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MELISSA ANN LITTLE
Notary Public - State of New York
NO. 01LI6202493
Qualified in Bronx County
Commission Expires: 03/16/2025

Signature

Title:
President & CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SIEBERT WILLIAMS SHANK & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

PUBLIC PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SIEBERT WILLIAMS SHANK & CO., LLC
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2023



GRASSI

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Siebert Williams Shank & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Siebert Williams Shank & Co., LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Siebert Williams Shank & Co., LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as Siebert Williams Shank & Co., LLC's auditors since 2021.

New York, New York
February 27, 2024

1

750 THIRD AVENUE, 28TH FLOOR, NEW YORK, NY 10017
P: 212.661.6166 • F: 212.755.6748 • GRASSIADVISORS.COM
NEW YORK I NEW JERSEY I MASSACHUSETTS I FLORIDA

SIEBERT WILLIAMS SHANK & CO., LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$120,803,219
Segregated cash on soft-dollar and commission sharing activities	100,016
Accounts receivable, net	3,106,199
Receivable from affiliate	1,674,004
Securities owned, at fair value	12,555,616
Operating lease right-of-use assets	8,995,419
Furniture, equipment and leasehold improvements, net	903,908
Other assets	3,826,689
Total assets	**$151,965,070**

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$21,206,601
Due to clearing broker	10,447,928
Subordinated borrowings	52,000,000
Operating lease liabilities	10,445,803
Securities sold, not yet purchased, at fair value	423,087
Total liabilities	**94,523,419**
Member's capital	**57,441,651**
Total liabilities and member's capital	**$151,965,070**

See accompanying notes to financial statement.

SIEBERT WILLIAMS SHANK & CO., LLC
Notes to Financial Statement
December 31, 2023

NOTE A – BUSINESS ORGANIZATION

Siebert Williams Shank & Co., LLC ("SWS" or the "Company"), is a Delaware limited liability company registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company engages in the business of municipal and corporate bond underwriting, equity underwriting, sales and trading, and advisory activities. The Company qualifies as a Minority and Women-Owned Business Enterprise in certain municipalities and with other third-party certifying agencies. Shank Williams Cisneros, LLC ("SWC") is SWS' sole member. As a limited liability company, the member is not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

[1]   Basis of presentation:

The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940, *Financial Services – Broker Dealers*.

[2]   Use of estimates:

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[3]   Cash and cash equivalents:

Cash equivalents represent short-term, highly liquid investments which are readily convertible to cash and have a maturity of three months or less at the time of purchase. Cash equivalents, which are valued at fair value, consist of money market funds which amounted to $66,918,171 at December 31, 2023. Additionally, the Company has cash segregated under federal regulations for the exclusive benefit of customers totaling $100,016 at December 31, 2023. The segregated amount was sufficient at December 31, 2023 for the Company to meet its responsibility to segregate reserve funds.

SIEBERT WILLIAMS SHANK & CO., LLC
Notes to Financial Statement
December 31, 2023

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

[4]   Fair value measurement

ASC Topic 820, *Fair Value Measurement*, provides a single definition of fair value together with a framework for measuring fair value and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 -   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 -   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 -   Unobservable inputs which reflect the assumptions that management develops based on available information about the assumptions market participants would use in valuing the asset or liability.

The following table presents information about the Company's assets measured at fair value as of December 31, 2023:

	Quoted prices in active markets for identical assets (Level 1)	Other significant observable inputs (Level 2)	Other significant unobservable inputs (Level 3)	Balance as of December 31, 2023
Money Markets	$ 66,918,171	$ -	$ -	$ 66,918,171
U.S. Agency	12,555,616	-	-	12,555,616
Total	$ 79,473,787	$ -	$ -	$ 79,473,787

[5]   Underwriting receivables and allowance for credit losses:

Underwriting receivables are recorded on a trade date basis. As of December 31, 2023, all receivables are current. The Company provides an allowance for losses on impaired receivables. Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. There was no allowance as of December 31, 2023, as management believes all amounts are fully collectible.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

[6]   Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[7]   Leases:

The Company follows the provisions of ASC Topic 842, *Leases*. ASC Topic 842 requires all lessees to recognize a right-of-use asset for the underlying leased asset and a lease liability for the corresponding lease liability for all lease agreements with a term greater than 12 months, initially measured at the present value of the lease payments.

Right-of-use assets and the corresponding lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the life of the lease term. In determining the present value of lease payments, the Company uses the rate implicit in the lease if it is readily determinable, a borrowing rate based on similar debt, or a risk-free rate for a period comparable to the lease term to discount the lease payments to present value. The Company considers the lease term to be the non-cancellable period that it has the right to use the underlying asset, including all periods covered by an option to (1) extend the lease, if the Company is reasonably certain to exercise the option, (2) terminate the lease, if the Company is reasonably certain not to exercise that option, and (3) extend or not to terminate the lease, in which exercise of the option is controlled by the lessor.

In accordance with ASC Topic 842, the Company, at the inception of the contract, evaluates if an arrangement is or contains a lease and thus recognizes a right-of-use asset and the corresponding lease liability. Leases are classified as either finance or operating leases.

The Company has no finance leases or related party leases. Refer to Note G, Operating Leases.

The Company monitors for events or changes that can require a reassessment of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment will be made to the carrying amount of the corresponding right-of-use asset unless doing so would reduce the carrying amount of the right-of-use asset to an amount less than zero.

Operating lease right-of-use assets are presented as operating lease right-of-use assets on the balance sheet.

SIEBERT WILLIAMS SHANK & CO., LLC
Notes to Financial Statement
December 31, 2023

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

[8]   Impairment of long-lived assets:

In accordance with U.S. GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured as the amount by which the carrying amount exceeds the estimated fair value of the assets. There was no impairment of long-lived assets recorded at December 31, 2023.

[9]   Issuer relationships:

The intangible asset represents issuer relationships that were acquired in connection with the November 2019 merger of the Company and The Williams Capital Group, L.P. ("Williams"), and is the benefit of the strategic alliances between Williams and several leading credit facility banks. These alliances, some developed since 2005, were key to the investment grade, fixed income underwritings business of Williams. The expected life of the intangible asset is three years. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. As of December 31, 2023, the intangible assets were fully amortized.

[10]   Income taxes:

As a limited liability company ("LLC"), the Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code ("IRC"). Under those provisions, the Company is not required to pay federal or state income taxes on its taxable income. As a single-member LLC treated as a disregarded entity for federal and state income tax purposes, its sole member, SWC, is liable for federal and state income taxes on the Company's taxable income or loss.

U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained upon examination by the applicable tax authority, based on the technical merits of the tax position. Management believes any such positions would be immaterial to the overall financial statement.

SIEBERT WILLIAMS SHANK & CO., LLC
Notes to Financial Statement
December 31, 2023

NOTE C – SUBORDINATED BORROWINGS

On August 12, 2022, the Company entered into a revolving subordinated loan agreement with Athene Annuity and Life Company in the amount of $52,000,000, maturing August 31, 2027, which was approved by FINRA. As of December 31, 2023, the interest rate was at 7% per annum. This loan agreement was executed in conjunction with a Unit Purchase Agreement between SWC and its new investor, Apollo Management Holdings, L.P. The proceeds are treated as capital and subject to the risks of the Company's business.

Subsequent to year-end, full repayment of the subordinated loan for $52,000,000 was made on January 8, 2024.

NOTE D – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following at December 31, 2023:

Equipment	$ 1,340,125
Furniture and leasehold improvements	3,709,307
	5,049,432
Less accumulated depreciation and amortization	4,145,524
	$ 903,908

NOTE E – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $115,627,900, which was $115,236,714 in excess of its required net capital of $391,186, and its ratio of aggregate indebtedness to net capital was .050 to 1. The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

NOTE F – RELATED PARTY TRANSACTIONS

SWC established a charitable foundation, the Siebert Williams Shank Foundation (the "Foundation"), in 2020. The Company made a contribution to the Foundation of $1 million in the current year to be used for charitable activities.

The Company has a service agreement with a related party, SWS Capital Management, LLC ("SWSCM"), to provide service support, and may facilitate payments on behalf of SWSCM from time-to-time. For the year ended December 31, 2023, the Company earned management fees. As of December 31, 2023, $1,674,004 was due from SWSCM and is recorded as "Receivable from affiliate" on the statement of financial condition.

NOTE F – RELATED PARTY TRANSACTIONS (continued)

On April 11, 2022, SWC entered into a Unit Purchase Agreement with Apollo Management Holdings, L.P., its new investor. In accordance with the terms of this agreement, a subordinated loan to the Company was executed with Athene Annuity and Life Company (refer to Note C).

NOTE G – OPERATING LEASES

The Company enters into leases in the normal course of business primarily for office locations and equipment. The Company's leases have remaining terms ranging from 1 to 6 years, some of which include options to renew for 5 years, and some of which have no renewal option.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. The Company has also elected not to recognize leases with original lease terms of 12 months or less ("short-term leases") on the Company's statement of financial condition. In addition, the Company has elected to account for any non-lease components as part of the associated lease component.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company rents office space under long-term operating leases expiring through 2030. These leases call for base rent plus escalations for property taxes and other operating expenses. Future undiscounted lease payments under these operating leases are as follows:

Years Ending December 31	Amount
2024	$2,156,472
2025	2,183,350
2026	2,156,429
2027	2,017,550
2028	1,637,918
Thereafter	1,929,840
Total minimum lease payments	12,081,559
Lease amount represented by interest	(1,635,756)
Present value of minimum lease payments	$10,445.803

SIEBERT WILLIAMS SHANK & CO., LLC
Notes to Financial Statement
December 31, 2023

NOTE G – OPERATING LEASES (continued)

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is approximately 5.25% based on the historical interest rates on previous loans adjusted for the lease term and other factors. The Company's weighted average life of its leases is approximately 5.6 years.

NOTE H – CONCENTRATION OF CREDIT RISK

The Company maintains assets with major financial institutions, which may at times exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. Cash equivalents have no restrictions and are available to the Company on demand. In the event of a financial institution's insolvency, recovery of assets may be limited. No losses have been incurred to date.

NOTE I – COMMITMENTS AND CONTINGENCIES

The Company has been named as a defendant in several civil lawsuits arising primarily from its securities business. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. Accordingly, no adjustment has been made in the Company's accompanying financial statements in connection with such lawsuits.

NOTE J – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date this financial statement was available to be issued and has noted no significant events since December 31, 2023, except for the repayment of subordinated loan as noted in Note C.